SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Partner roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

May 8, 2012

Justin Dobbie, Esq. Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. Registration Statement on Form S-1 Filed March 29, 2012 File No. 333-180449

Dear Mr. Dobbie:

By letter dated April 24, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the registration statement on Form S-1 ( the “Original Filing”) filed by ADMA Biologics, Inc. (the “Company”). The Company has revised the Original Filing to reflect its responses to the SEC Letter in an amendment to the Original Filing (the “Amendment”), which is filed with the Commission concurrently herewith.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Amendment.

In order to facilitate your review, this letter responds, on behalf of the Company, to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.  Unless otherwise noted, page numbers refer to the marked copy of the Amendment.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

U.S. Securities and Exchange Commission May 8, 2012 Page 2

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

RESPONSE:  The Company has added the requested disclosure to the prospectus cover page, as well as to pages 4, 32 and 61 of the Amendment.

2.
We note the comment letters from the staff dated March 9, 2012 and April 12, 2012 regarding your Form 8-K filed on February 13, 2012, as amended.  Please be advised that your outstanding comments concerning the Form 8-K must be resolved prior to the effectiveness of this Form S-1 registration statement.  Additionally, to the extent you amend the Form 8-K, in response to comments or otherwise, please revise to make any applicable conforming changes to this Form S-1.

RESPONSE:  The Company acknowledges the Staff’s comments and will, to the extent it amends the Form 8-K, revise the registration statement on Form S-1 to make any applicable conforming changes.  It has also revised the registration statement on Form S-1 to include applicable changes made in Amendment No. 2 to Form 8-K filed on April 24, 2012.

3.
We note your pending confidential treatment request related to Exhibits 10.8 and 10.9 incorporated by reference to your Form 8-K filed on February 13, 2012.  Please note that the staff must act on this confidential treatment request before the acceleration of effectiveness of this Form S-1.

RESPONSE: The Company acknowledges the Staff’s comment.

4.
It appears that the offering by the selling stockholders may be an indirect primary offering rather than a secondary offering.  Please revise to name each of the selling stockholders as underwriters and to conduct the offering at a fixed price or provide detailed legal analyses explaining why this is not necessary.

RESPONSE:   Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provides that “(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that: (1) The registration statement pertains only to: (i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary….”

U.S. Securities and Exchange Commission May 8, 2012 Page 3

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is recharacterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is currently not eligible to use Form S-3 to effect a primary offering.  Therefore, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering covered by the registration statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the selling stockholders would not be able to sell their securities at prevailing market prices), (ii) the selling stockholders would be deemed to be “underwriters” (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation that the resale of the securities covered by the registration statement (the “Registrable Shares”) appears to be a primary offering would have a dramatic impact on the ability of a selling stockholder to effect the resale of its shares.  Because such a recharacterization would have such a dramatic impact, and a mischaracterization could have a chilling effect on the ability of smaller public companies, like the Company, to raise capital, the Staff should only recharacterize a secondary offering as being made on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

In Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”) with respect to the rules under the Securities Act, the Staff acknowledged that:

[i]t is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

U.S. Securities and Exchange Commission May 8, 2012 Page 4

After consideration of all of the factors listed in CDI 612.09, which are discussed in detail below in the context of the registration statement, it is the Company’s view that the offering of the Registrable Shares is a valid secondary offering and is eligible to be made under Rule 415(a)(1)(i) under the Securities Act as contemplated by the registration statement.

The date on which and the circumstances in which each selling stockholder received the shares and/or the overlying securities

1,828,128 of the 1,969,026 Registrable Shares were acquired by selling stockholders in the reverse merger in exchange for shares received in the 2012 Financing effected in connection with such reverse merger on February 13, 2012.  53,044 of the Registrable Shares were acquired by selling stockholders in exchange for shares received in connection with the organization of ParentCo in 2006.  Furthermore, 87,865 of the Registrable Shares are issuable upon exercise of warrants acquired by the placement agent in exchange for warrants issued to the placement agent in the 2012 Financing.

In any event, however, the length of time for which the selling stockholders will have held their Registrable Shares or overlying securities prior to resale pursuant to the registration statement is only one factor cited in CDI 612.09, to be considered alongside the other factors listed therein in arriving at a conclusion, after careful and complete review of the relevant facts and circumstances, of whether the transaction at issue is in fact a primary offering.

Also relevant to the analysis are the circumstances under which the selling stockholders received the Registrable Shares and/or the overlying securities.  In the case at hand, the selling stockholders received the Registrable Securities and/or the overlying securities in the reverse merger in exchange for securities received either in the 2012 Financing or at the organization of ParentCo.  In both cases, the issuances were valid private placements under Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

All of the selling stockholders acquired their Registrable Shares, or in the case of the Placement Agent Warrants, such warrants, for investment and specifically represented to the Company that they were not acquiring their securities with a view to distribution or resale of the securities except in full compliance with all applicable provisions of the Securities Act.  There is no evidence to suggest that those representations are false.  The mere fact that the Registrable Shares are now being registered for resale is no evidence that the selling stockholders desire to effect an immediate distribution.  In fact, there are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, for example, some of which are among the selling stockholders, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  That portfolio valuation does not depend on whether the selling stockholders intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be irresponsible for those investors not to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities cannot be “margin stock.”  The potential diminution of value of holding unregistered securities relative to holding registered securities explains why the selling stockholders negotiated for registration rights during the negotiations that preceded the 2012 Financing.

U.S. Securities and Exchange Commission May 8, 2012 Page 5

There is also no evidence that the selling stockholders are acting in concert to effect a distribution of the Registrable Shares.  There are 16 persons or entities for whom the sale of securities is being registered in the registration statement.  There is no evidence that the selling stockholders have any plan to act in concert with respect to their Registrable Shares.  Under the Exchange Act of 1934, as amended (the “Exchange Act”), such a plan would make such investors a “group” under Section 13(d) of the Exchange Act.  In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the selling stockholders any intent to act in concert.

Furthermore, under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (Emphasis added)

There is no evidence in this case that any special selling efforts or selling methods have taken place or would take place if the sale of all of the Registrable Shares were registered.  Again, it is unlikely that the selling stockholders in the 2012 Financing will band together to distribute their shares.  Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in documents executed in connection with the 2012 Financing and the reverse merger.

Further reducing the probability of a distribution intent is the fact that approximately 74% of the Registrable Shares were issued to parties who are now affiliates of the Company (“Affiliates”) although certain of such parties were not Affiliates prior to the 2012 Financing.  Under Section 16(b) under the Exchange Act and Rule 16b-6 thereunder, Affiliates would be subject to short-swing profit liability if they sold any of the Registrable Shares within six months of the 2012 Financing.

Finally, for practical purposes, it would be extremely difficult for the selling stockholders to distribute the Registrable Shares in the near future.  The Company’s common stock is not listed or quoted on any stock exchange or stock quotation service.  Even at such time as the Company has qualified its common stock for quotation on the Over-the-Counter Bulletin Board, it cannot provide assurances that there will be any active trading market for its common stock, a risk that is disclosed on the prospectus cover and elsewhere in the registration statement.  It would appear that an investor purchasing shares could not have a reasonable expectation that they could effect an immediate distribution for common stock that does not have an active trading market.  In this situation -- as is the case with many PIPE transactions -- the concept that the selling stockholders have “freely tradable” shares is far more theoretical than real.  For practical purposes, the selling stockholders would have difficulty liquidating their investments, regardless of whether their shares are registered.

U.S. Securities and Exchange Commission May 8, 2012 Page 6

The relationship of each selling stockholder with the Company

Affiliates

Of the 1,969,026 Registrable Shares (including 87,865 Registrable Shares issuable upon the exercise of the Placement Agent Warrant), only 572,918 Registrable Shares (representing approximately 29% of the Registrable Shares) are held by persons who were Affiliates of the Company prior to the time of their investment, counting each of (i) the Grossman Group and (ii) Aisling and its control person Steven Elms as one Affiliate. Aisling and the Grossman Group were already securityholders in Former ADMA prior to the 2012 Financing and neither of them have, to the Company’s knowledge, ever sold shares of the Company or Former ADMA.  This provides support for the Company’s argument that such Affiliates have acquired their securities for investment and not with the intent to effect a distribution of the Registrable Shares.

Of the 1,969,026 Registrable Shares (including 87,865 Registrable Shares issuable upon the exercise of the Placement Agent Warrant), 885,417 Registrable Shares (representing approximately 45%) are held by Burrill. Burrill did not hold securities of the Company or Former ADMA prior to the 2012 Financing, and therefore only became an Affiliate as a result of the 2012 Financing.

Non-Affiliates

Of the 1,969,026 Registrable Shares (including 87,865 Registrable Shares issuable upon the exercise of the Placement Agent Warrant), 510,691 Registrable Shares (representing approximately 26% of the Registrable Shares), are held by eight non-affiliates (“Non-Affiliates”).

Of the Non-Affiliates, three were already securityholders in ParentCo, or affiliated with securityholders of ParentCo, and have been investors in the Company’s predecessor for at least the past five years.

Whether or not any of the selling stockholders is in the business of buying and selling securities

The selling stockholders are individuals and private investment funds that buy and sell portfolio securities for their own accounts and performed significant, fundamental due diligence on the Company prior to making their investment.  All of the selling stockholders represented at the time of purchase of the Registrable Shares that they were buying for their own accounts, for investment and not with a view to distribution or resale of securities except in full compliance with all applicable provisions of the Securities Act.  There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

The amount of shares involved

A single-minded focus on the number of shares is inconsistent with CDI 612.09 and the facts and circumstances recited above.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

U.S. Securities and Exchange Commission May 8, 2012 Page 7

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K.  As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09.  As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply.  We understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions1.  As described above, the terms of the 2012 Financing do not implicate any of the concerns leading to the focus on “extreme convertible” situations.

The availability of Rule 415 depends on whether the offering is in fact made by selling stockholders or deemed to be made by or on behalf of the issuer.  In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition, the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  There are too many other factors that need to be considered.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who have very limited options to raise funds. A focus on sheer numbers also ignores a fundamental aspect of these transactions:  investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to engage in inappropriate distributions of stock.  In this case, the selling stockholders who purchased shares of Former ADMA’s common stock in the 2012 Financing evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.  The number of Registrable Shares they may end up owning is just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization.  PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership.  A focus on the percentage of the public float or the percentage of the shares outstanding, would unfairly penalize smaller companies without apparent justification.
___________________
1 See Speech by John W. White; Keller and Hicks: Unblocking Clogged PIPEs.

U.S. Securities and Exchange Commission May 8, 2012 Page 8

CDI 612.12 with respect to the Securities Act rules describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

This interpretive position suggests that the holder of well in excess of one-third of the public float may effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

Furthermore, the dollar value of the shares registered in relation to the proceeds that the Company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments, does not indicate the existence of an underwriting relationship between the Company and the selling stockholders.

In the 2012 Financing, the Company received $17,287,289 in cash and cancelled $262,740 in aggregate principal amount and accrued interest with respect to certain notes held by selling stockholders for total gross proceeds of $17,550,029.  The registration statement covers the resale of 1,969,026 shares of common stock.  Of that amount, 1,828,128 Registrable Shares were issued in the reverse merger in exchange for shares sold to selling stockholders in the 2012 Financing at a price of $9.60 per share for total gross proceeds of $17,550,029.  The dollar value of the securities acquired by selling stockholders in the 2012 Financing is therefore the same as the gross proceeds received by the Company from the sale of the shares exchanged in the reverse merger for Registrable Shares and the cancellation of such notes.  The Placement Agent Warrants, by their terms, become exercisable on August 11, 2012.  Based on the exercise price, the Company could receive additional proceeds of up to $843,504 if all of the Placement Agent Warrants are fully exercised, which is equivalent to $9.60 per share, the price per share at which common stock of Former ADMA was sold to the selling stockholders in the 2012 Financing.

U.S. Securities and Exchange Commission May 8, 2012 Page 9

The Securities Purchase Agreement and the Registration Rights Agreement in the 2012 Financing obligate the Company to make payments to the selling stockholders in certain circumstances, such as late charges, payments upon an event of default, and charges relating to blackout periods or the failure of the Company to file, have declared or maintain effective, the registration statement within certain time periods.  However, the Company does not contemplate currently that it will have an obligation to make any of such payments.  As such, these payments should not be deemed to be amounts of proceeds that will be returned to the selling stockholders and/or their affiliates in fees or other payments.  The terms of the Securities Purchase Agreement in connection with the 2012 Financing do not have any “synthetic discounts” or “equity conditions” that would compel the Company to return proceeds upon adverse trading events that are present in certain PIPEs the Staff might view as abusive.

Since the gross proceeds received by the Company in the 2012 Financing are equal to the value of the 1,828,128 Registrable Shares issued in exchange for the shares sold in the 2012 Financing, the selling stockholders did not purchase such Registrable Shares at any “discount.”  Neither will the placement agent in the 2012 Financing purchase the shares underlying the Placement Agent Warrants at a discount.

To the extent that any amount of shares is relevant to the determination of whether an offering styled as a secondary one is really a primary offering, it should, in our case, be the number of Registrable Shares issued to those persons and entities that were Affiliates of the Company prior to the 2012 Financing. As stated above, only 572,918 Registrable Shares are held by persons or entities that were Affiliates of the Company prior to such financing, those being the Grossman Group and Aisling and its control person Steven Elms. That number represents merely 19% of the total number of shares of common stock of the Company outstanding.

Conclusion:  Considering all circumstances, the selling stockholders are not acting as a conduit for the Company

Considering the factors listed in CDI 612.09, (i) the selling stockholders made fundamental decisions to invest in the Company, (ii) the selling stockholders have represented their investment intent and disclaimed any intent to distribute their Registrable Shares in violation of any securities laws; the Registrable Securities include no shares issuable upon conversion of notes that would contain toxic or other abusive provisions that have in the past merited special concerns by the Staff, (iii) the selling stockholders are individuals and private investment funds that buy and sell portfolio securities for their own accounts, and (iv) as all of the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution and are not acting as conduits for the Company.  There is no evidence to suggest that any of the selling stockholders are acting in concert to effect a coordinated distribution of the Registrable Shares.  In addition, the selling stockholders beneficially own so much common stock that it would be virtually impossible for them to distribute immediately all of the Registrable Shares because there is no active trading market for the Company’s common stock.  The number of Registrable Shares is reasonable in relation to other transactions that have been reviewed and cleared by the Staff.  None of the selling stockholders are in the business of underwriting securities.  In these circumstances we are of the view that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Outside Cover Page of Prospectus

5.
We note on page 39 and elsewhere that your common stock is not traded on any national securities exchange but that you will seek to have the common stock quoted on the OTCBB.  Notwithstanding our comment 4 above, please revise here to state that the selling stockholders will sell their shares at a fixed price per share until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

RESPONSE: The Company has added the requested disclosure to the prospectus cover.

U.S. Securities and Exchange Commission May 8, 2012 Page 10

Signatures

6.	Please revise so that the second half of the signature block is signed by persons with the indicated capacity of principal financial officer and either principal accounting officer or controller.

RESPONSE: The Company has made the requested revision to the Amendment.

Exhibit 5.1

7.
Please delete the second sentence in the first full paragraph on page 2.  Such a limitation on the scope of documents examined is not appropriate.  In addition this appears inconsistent with the first sentence on page 2.

RESPONSE:  Exhibit 5.1 has been revised to reflect the Staff’s request and a revised Exhibit 5.1 has been refiled with the Amendment.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact Roland Chase at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

Roland S. Chase

Enclosures